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February 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Daniel Crawford Mr. Jason Drory Division of Corporation Finance Disclosure Review Program

Re:	Tenax Therapeutics, Inc. Registration Statement on Form S-1 Filed December 1, 2023 File No. 333-275856

Ladies and Gentlemen:

We write this letter on behalf of our client Tenax Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated December 7, 2023 (the “Comment Letter”). The text of the Comment Letter has been reproduced herein with our response below the numbered comment.

Registration Statement on Form S-1 filed December 1, 2023

Coverpage

1. Please revise your cover page to disclose the date the offering will end. Refer to Item 501(b)(8)(iii) or Regulation S-K for guidance.

The Company acknowledges the Comment Letter and respectfully advises the Staff that the cover page of the amendment to the above-captioned filing has been revised to disclose the date the offering will terminate.

*  *  *  *  *

Division of Corporation Finance

February 1, 2024

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments.  If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Lorna A. Knick
Lorna A. Knick

cc: Christopher T. Giordano, President and Chief Executive Officer, Tenax Therapeutics, Inc.